SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of February, 2009

Scopus Video Networks Ltd.
(Translation of registrant’s name into English)

10 Ha'amal St., Park Afek, Rosh Ha'ayin 48092
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Attached hereto and incorporated by reference herein is a copy of Scopus’ press release, dated February 12, 2009, announcing Fourth Quarter and Full Year 2008 Results.

The press release contains non-GAAP financial measures. In this regard, GAAP refers to generally accepted accounting principles in the United States. Pursuant to regulations promulgated by the Securities and Exchange Commission, the Company has provided reconciliations within the press release of the non-GAAP financial measures to the most directly comparable GAAP financial measures.

The pro-forma results provided in the press release exclude the cost of options. Due to recent changes in US GAAP regulations, in accordance with FAS123R guidelines, from the first quarter of 2006 and onwards, we have been implementing and recording options expenses as part of our P&L, management believes that the presentation of the pro forma information provides investors with a better understanding of Scopus’ financial results going forward and assists investors in comparing Scopus’ historical, current and future expected results.

This Form 6-K is hereby incorporated by reference into Scopus Video Networks Ltd.‘s, Registration Statement on Form S-8 (Registration No. 333-133995) and into Scopus Video Networks Ltd.‘s registration statement on Form F-3, filed with the Securities and Exchange Commission on October 16, 2007 (File No. 333-146745 ).

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SCOPUS VIDEO NETWORKS LTD. (Registrant) By: /s/ Yaron Simler —————————————— Yaron Simler Chief Executive Officer

Date: February 12, 2009

Scopus Reports Fourth Quarter and Full Year 2008 Results

– Strong sales lead to record revenue in Q4; 32% growth in annual revenue for 2008 –

TEL – AVIV, February 12, 2009 – Scopus Video Networks Ltd. (NASDAQ: SCOP), a provider of digital video networking products, today announced its results for the fourth quarter and full year of 2008.

Fourth quarter highlights:

—	Total revenues reached a record $20.3 million, a 22% year over year increase

—	Record pro-forma net profit of $1.2 million (excluding the cost of options and expenses related to Harmonic and Optibase transactions), net loss on a GAAP basis of $0.2 million.

—	Positive operating cash flow of $1.5 million

—	Signing of Definitive Agreement with Harmonic to acquire Scopus

Fourth Quarter Results Summary
Revenues for the fourth quarter totaled $20.3 million, a 2% sequential increase from the $19.9 million revenues in the prior quarter, and a 22% increase over the $16.5 million reported for the fourth quarter of 2007. The breakdown of revenue by region was 39% in EMEA, 16% in Asia and the Pacific Rim, and 45% in the Americas.

Gross profit for the fourth quarter of 2008 was $9.7 million compared with $10.1 million in the prior quarter, and $7.7 million in the fourth quarter of 2007. Gross profit as a percentage of revenues was 48%.

Net loss on a GAAP basis for the fourth quarter of 2008 was $0.2 million, or $0.02 loss per share, compared with a net profit of $0.5 million, or $0.04 profit per share, in the prior quarter and a net loss of $0.3 million, or $0.02 loss per share in the fourth quarter of 2007. The results for the quarter ended 31 December, 2008 included a charge of $1.1 million of costs relating to the Harmonic transaction, and the now-cancelled Optibase transaction.

Pro-forma net profit for the fourth quarter of 2008, which excludes expenses related to stock based compensation as defined under FAS123R and the above-mentioned $1.1 million charge, was a record $1.2 million, or $0.09 profit per diluted share. This is compared to a net profit (which only excludes expenses related to stock based compensation as defined under FAS123R) of $0.9 million, or $0.06 per diluted share, in the third quarter of 2008, and a net profit of $0.2 million, or $0.01 profit per share, in the fourth quarter of 2007.

The Company generated a positive operating cash flow of $1.5 million during the quarter, and ended the fourth quarter with cash and cash equivalents plus short term investments and trading securities of $36.1 million. This is compared with $34.6 million on September 30th, 2008.

Full Year 2008 Results
Revenue for the full year of 2008 was $75.7 million, a 32% increase from $57.5 million in 2007. Gross profit for the year was $37.1 million compared with $27.6 million in 2007. Gross profit, as a percentage of revenues, for the full year was 49% compared with 48% last year. Net profit on a GAAP basis for the full year of 2008 was $0.3 million, or $0.02 profit per share, compared with a loss of $2.7 million in 2007. Pro-forma net profit for the year excluding $1.4 million of FAS123R expenses and $1.1 million in costs relating to the Optibase and Harmonic transactions, was $2.9 million or $0.20 profit per diluted share, compared with a pro-forma net loss in 2007 of $0.9 million, or $0.07 loss per share.

“Our results for the fourth quarter culminate a strong year in which we saw a continued sequential growth in our revenues and improved our business fundamentals. It was also a year in which we saw a positive operating cash flow and were profitable on both a GAAP and pro-forma basis,” commented Dr. Yaron Simler, CEO of Scopus. “We are pleased with the shareholder approval of the Harmonic transaction and expect closing to take place in early March 2009. We believe that the combined forces of Harmonic and Scopus, will enable us to emerge as a powerful and leading entity in the digital video network space.”

Concluded Dr. Simler, “I am also pleased with the achievements of Scopus in the last two years during my tenure as CEO. During this time, the Company became profitable, experiencing double digit year over year revenue growth, and ended 2008 with revenue of $75 million.”

The press release contains non-GAAP financial measures. In this regard, GAAP refers to generally accepted accounting principles in the United States. Pursuant to regulations promulgated by the Securities and Exchange Commission, the Company has provided reconciliations within the press release of the non-GAAP financial measures to the most directly comparable GAAP financial measures.

The pro-forma results provided in the press release exclude the cost of options. Due to recent changes in US GAAP regulations, in accordance with FAS123R guidelines, from the first quarter of 2006 and onwards, we have been implementing and recording options expenses as part of our P&L, management believes that the presentation of the pro forma information provides investors with a better understanding of Scopus’ financial results going forward and assists investors in comparing Scopus’ historical, current and future expected results.

A replay of the call will also be available from the day after the call in the investor relations section of Scopus’ website at www.scopus.net.

About Scopus Video Networks:
Scopus Video Networks (NASDAQ:SCOP) develops, markets, and supports digital video networking solutions that enable network operators to offer advanced video services to their subscribers. Scopus’ solutions support digital television, HDTV, live event coverage, and content distribution.

Scopus’ comprehensive digital video networking solutions offer intelligent video gateways, encoders, decoders, and network management platforms. Scopus’ solutions are designed to allow network operators to increase service revenues, improve customer retention, and minimize capital and operating expenses.

Scopus’ customers include satellite, cable, and terrestrial operators, broadcasters and telecom service providers. Scopus’ solutions are used by hundreds of network operators worldwide. For more information visit: www.scopus.net

Company Contact:

Moshe Eisenberg CFO Tel: +972-3-900 7100 Moshee@scopus.net

This press release contains forward-looking statements concerning our marketing and operations plans. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. All forward-looking statements in this press release are made based on management’s current expectations and estimates, which involve risks, uncertainties and other factors that could cause results to differ materially from those expressed in forward-looking statements. These statements involve a number of risks and uncertainties including, but not limited to, risks related to the evolving market for digital video in general and the infancy of the video-over-IP in particular and the ability to successfully demonstrate to service providers integrated solutions, general economic conditions and other risk factors. Scopus does not undertake any obligation to update forward-looking statements made herein.

** Tables to follow **

SCOPUS VIDEO NETWORKS
CONDENSED CONSOLIDATED BALANCE SHEET
(Dollars in thousands)

	December 31,
	2008	2007

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$33,717	$23,090
Short-term deposits	-	7,227
Trading securities	2,333	5,230
Trade accounts receivable (net of allowance for doubtful
accounts of $93 and $152 respectively)	10,363	12,409
Inventories	13,761	7,774
Other receivables and current assets	2,101	2,151

Total current assets	62,275	57,881

Fixed assets, net	4,317	3,453

Deposits in general severance fund	171	230

Other assets	132	105

TOTAL ASSETS	$66,895	$61,669

LIABILITIES AND
SHAREHOLDERS EQUITY
CURRENT LIABILITIES:
Trade accounts payable	$7,590	$6,221
Other payables and current liabilities	12,527	11,184

Total current liabilities	20,117	17,405

Liabilities for vacation and severance pay	1,921	1,945

SHAREHOLDERS' EQUITY:
Ordinary shares	4,614	4,517
Additional paid-in capital	79,514	77,428
Other comprehensive income	81	72
Accumulated deficit	(39,352)	(39,698)

TOTAL SHAREHOLDERS' EQUITY	44,857	42,319

TOTAL LIABILITIES AND SHAREHOLDERS EQUITY	$66,895	$61,669

SCOPUS VIDEO NETWORKS
CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
(Dollars in thousands, except share and per share data)

	Year ended December 31,		Three month ended December 31,
	2 0 0 8	2 0 0 7	2 0 0 8	2 0 0 7
			(Unaudited)

Revenues	$75,654	$57,477	$20,252	$16,533
Cost of revenues	38,541	29,901	10,531	8,839

Gross profit	37,113	27,576	9,721	7,694
Research and development expenses, net of grants from the OCS	13,735	10,675	3,315	2,867
Sales and marketing expenses	17,579	15,601	4,453	3,983
General and administrative expenses	5,285	5,692	1,472	1,579

Operating loss	514	(4,392)	481	(735)
Other expenses*	1,118	-	1,118	-
Financing income, net	1,036	1,673	464	468

Income (loss) before income taxes	432	(2,719)	(173)	(267)
Income tax expense	(86)	(58)	(54)	8

Net Income (loss)	346	(2,777)	(227)	(259)

Basic and diluted net loss per ordinary share	0.02	(0.20)	(0.02)	(0.02)

Diluted net earnings (loss) per ordinary share	0.02	(0.20)	(0.02)	(0.02)

Weighted average number of ordinary shares used in basic net
earnings (loss) per ordinary share computation	14,040,617	13,595,346	14,055,348	13,848,635

Weighted average number of ordinary shares used in diluted net
earnings (loss) per ordinary share computation	14,188,364	13,595,346	14,055,348	13,848,635

* Includes a charge of $1.1 million of costs relating to the Optibase and Harmonic transactions

Corporate Office	Americas
Scopus Video Networks Ltd.	Scopus Video Networks Inc.
10 Ha'amal St, Park-Afek, Rosh-Ha'ayin 48092, Israel	3 Independence Way, Princeton, New-Jersey 08540
Tel: + 972-3-9007777, Fax: + 972-3-9007888	Tel: (609) 987-8090, Fax: (609) 987-8095
E-mail: info@scopus.net www.scopus.net	E-mail: info@scopususa.com www.scopususa.com